Exhibit 99.18

Dated 4 August, 2023

ADDENDUM NO. 1 to Bare Boat Charter Party

Between MILLION COMETS S.A. and Morganite Shipping Corportion

Dated 28th January, 2022 (the “BBC”)

IT IS THIS DAY MUTUALLY AGREED between MILLION COMETS S.A. as Owners and Morganite Shipping Corportion as Charterers as follows. Save as hereby supplemented, the BBC remains fully valid and binding.

This ADDENDUM NO. 1 is supplemental to and amends the BBC, and forms an integral part thereof. Unless otherwise defined herein terms and expressions used in this ADDENDUM NO.1 shall have the same meanings as used in the BBC.

1	Notwithstanding Clause 36 in the BBC, the said loan outstanding for interest portion shall be changed as follows.

((1.8%+0.11448%) + one (1) month CME TERM SOFR as applicable for the month in respect of which such Monthly Variable Hire is to be calculated)

Applicable One (1) month CME TERM SOFR to be confirmed 5 Banking days prior to the each hire due date. The Owners shall notify the Charterers in writing of the Monthly Variable Hire due on any due date for hire by sending to the Charterers a duly issued invoice for that Monthly Variable Hire and Monthly Fixed Hire at least five (5) Banking Days before that due date.

2	All other terms, conditions remain in full force and effect.

This Addendum shall be effective on and from the date of its execution by both parties, and the interest rate shall be changed from the 06 hire with the interest period of 06 July, 2023 through 06 August, 2023.

This ADDENDUM NO. 1 shall be governed by English law as is the Charter Party.

For and on behalf of the Owners:		For and on behalf of the Charterers:
MILLION COMETS S.A.		Morganite Shipping Corportion

By:	/s/ Ryo Sugitani	By:	/s/ Georgios Panagakis

Ryo Sugitani
Title:	President	Title: